UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009.

Commission File Number 001-33060

DANAOS CORPORATION

(Translation of registrant’s name into English)

14 Akti Kondyli, 185 45 Piraeus, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This report on Form 6-K is hereby incorporated by reference into (i) the Company’s Registration Statement on Form F-3 (Reg. No. 333-147099) filed with the SEC on November 2, 2007, the related prospectus supplements filed with the SEC on December 17, 2007, January 16, 2009 and March 27, 2009 and (ii) the Company’s Registration Statement on Form S-8 (Reg. No. 333-138449) filed with the SEC on November 6, 2006 and the reoffer prospectus, dated November 6, 2006, contained therein.

CAPITALIZATION

The table below sets forth our consolidated capitalization as of December 31, 2008 on an actual basis and as adjusted for (i) additional borrowings of $181.2 million and scheduled principal repayments of $16.1 million, as well as change in the fair value of hedged debt of $3.9 million in the period from January 1, 2009 to June 30, 2009, (ii) the distribution during the first half of 2009 of 8,358 shares of common stock from our treasury stock as stock awards and directors fee payments of $49 thousand, as well as directors fees in form of common stock of $32 thousand, (iii) changes in the fair value of interest rate swaps of $180.6 million as of June 30, 2009 resulting from increases in prevailing interest rates, as well as realized losses on cash flow hedges deferred and amortized over the life of the newbuildings of $14.7 million in the period from January 1, 2009 to June 30, 2009 and (iv) retained earnings of $35.9 million in respect of the period from January 1, 2009 to June 30, 2009.

There has been no material change in our capitalization between December 31, 2008 and June 30, 2009, as so adjusted.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” included in our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission on July 13, 2009.

	As of December 31, 2008
	Actual	As Adjusted (unaudited)
	(In thousands, except share amounts)
Debt:
Secured debt (including current portion)	2,107,678	2,268,939

Stockholders’ equity:
Common stock, par value $0.01 per share; 200,000,000 shares authorized; 54,557,500 shares issued actual and as adjusted; 54,542,500 and 54,550,858 shares outstanding actual and as adjusted	546	546
Additional paid-in capital	288,615	288,598
Treasury stock	(88)	(39)
Other comprehensive loss	(474,514)	(308,640)
Retained earnings	404,475	440,374
Total stockholders’ equity	219,034	420,839
Total capitalization	$2,326,712	$2,689,778

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 28, 2009

DANAOS CORPORATION

By:	/s/ DIMITRI J. ANDRITSOYIANNIS
Name:	Dimitri J. Andritsoyiannis
Title:	Vice President and Chief Financial Officer